DISTRIBUTION PLAN OF

AMANA MUTUAL FUNDS TRUST

PURSUANT TO RULE 12B-1

WHEREAS, Amana Mutual Funds Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company and has two distinct series of shares of beneficial interest ("Series"), which correspond to distinct portfolios and have been designated as Amana Growth Fund and Amana Income Fund; and

WHEREAS, the Trust desires to adopt a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (the "Plan") with respect to the shares of the Series ("Shares") and the Shares of such other Series as may hereinafter be designated by the Trust’s board of trustees ("Board"); and

WHEREAS, the Trust has entered into a Distribution Agreement ("Agreement") with Investors National Corporation (the "Distributor"), a broker-dealer registered under the Securities Exchange Act of 1934, pursuant to which the Distributor acts as principal underwriter of the Shares of each Series;

NOW, THEREFORE, the Trust hereby adopts this Plan with respect to the Series in accordance with Rule 12b-1 under the 1940 Act:

  Each Series is authorized to reimburse the Distributor for costs and expenses incurred by the Distributor to finance the distribution of the Series’ Shares and the servicing and maintenance of shareholder accounts, at a rate of up to 25% of 1%, on an annualized basis, of the average daily value of the net assets of the Series. Such amounts shall be paid to the Distributor monthly, or at such other intervals as the Board may determine.
  Payments made by the Trust hereunder may include, without limitation: compensation to the Distributor or such other underwriters, dealers, brokers, banks and other selling or servicing entities and sales, marketing and servicing personnel of any of them which have entered into agreements with the Distributor for the marketing and sale of Shares or the provision of shareholder services; payments for producing, printing and disseminating sales materials, prospectuses, statements of additional information and reports to other than existing shareholders; the Distributor’s expenses, including overhead, telephone and other communication expenses; costs of transmitting communications to shareholders, costs of answering shareholder inquiries; expenses incurred in processing shareholder transactions; payments for providing such other information and services as shareholders reasonably may request; and payments for such other similar services that the Board determines are reasonably calculated to result in sales of Shares.
  If adopted with respect to a Series after any public offering of the Shares of that Series, this Plan shall not take effect with respect to those Shares unless it has first been approved by the vote of a majority of the voting securities of that Series. This provision does not apply to adoption of an amended Plan of Distribution where the prior Plan of Distribution either was approved by the vote of a majority of the voting securities of the applicable Series or such approval was not required under Rule 12b-1.
  This Plan shall not take effect with respect to any Series unless it first has been approved, together with the Distribution Agreement and any other Related Agreements, by the votes of a majority of both (a) the Board and (b) those members of the Board who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto ("Disinterested Trustees"), cast in person at a meeting (or meetings) called for the purpose of voting on such approval; and until the Board members who approve the Plan’s taking effect with respect to such Series have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.
  After approval as set forth in Paragraph (3) (if applicable) and Paragraph (4), this Plan shall take effect and continue in full force and effect for so long as such continuance is specifically approved, at least annually, in the manner provided for approval of this Plan in Paragraph (4).
  In considering whether to adopt, continue or implement this Plan, the Board shall have a duty to request and evaluate and the Distributor shall have a duty to furnish, such information as may be reasonably necessary to an informed determination of whether this Plan should be adopted, implemented or continued.
  This Plan may not be amended to increase materially the amount of fees provided for in Paragraph (1) hereof unless such amendment is approved by the vote of a majority of the outstanding voting securities of the affected Series and no material amendment to the Plan shall be made unless approved in the manner provided for initial approval in Paragraph (4) hereof.
  The Trust’s Principal Financial Officer or Treasurer, or such other person authorized to direct the disposition of monies paid or payable by the Trust, shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts expended with respect to each Series under this Plan and the purposes for which such expenditures were made.

  While this Plan is in effect, the selection and nomination of Board members who are not interested persons of the Trust shall be committed to the discretion of the Disinterested Trustees then in office.
  This Plan may be terminated with respect to any Series at any time by a vote of a majority of the Disinterested Trustees, or by the vote of a majority of the outstanding voting securities of that Series. In the event this Plan is terminated or otherwise discontinued with respect to a Series, no further payments hereunder will be made by the Plan.
  To the extent any activity is covered by paragraph (2) and is also an activity which a Series may pay for without regard to the existence or terms and conditions of a plan of distribution under Rule 12b-1 of the 1940 Act (such as the printing of prospectuses for existing shareholders), this Plan shall not be construed to prevent or restrict the Series from paying such amounts outside the Plan and without limitation hereby and without such payments being included in the calculation of payments subject to the limitation set forth in paragraph (1).
  The Distribution Agreement is, and any other agreement with any person or entity relating to the implementation of this Plan ("Related Agreement") shall be in writing and shall provide that (a) such agreement shall be subject to termination with respect to a Series, without penalty, by the vote of a majority of the outstanding voting securities of that Series on not more than 60 days' written notice to the other party to the agreement, and (b) such agreement shall terminate automatically in the event of its assignment.
  The Trust shall preserve copies of this Plan and any Related Agreements and all reports made pursuant to paragraph (2) hereof, and any other information, estimates, projections and other materials that serve as a basis therefor, considered by the Board, for a period of not less than six years from the date of this Plan, the agreement or report, as the case may be, the first two years in an easily accessible place.
  As used in this Plan, the terms "majority of the outstanding voting securities" and "interested person" shall have the same meaning as those terms have in the 1940 Act.
  The Board members of the Trust and the shareholders of each Series shall not be liable for any obligations of the Trust or any Series under this Plan, and the Distributor or any other person asserting any rights under this Plan, shall look only to the assets and property of the Trust or such Series in settlement of such right or claim, and not to such Board members or shareholders.

IN WITNESS WHEREOF, the Trust has executed this Plan of Distribution on the date and year set forth below.

Date: _________________

AMANA MUTUAL FUNDS TRUST

By:_________________________